1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 20, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,009

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,009 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Japan Value ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 12, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please provide the staff with a completed fee table and example at least one week before effectiveness of the registration statement.

Response:        As requested, the Trust has provided a completed fee table in the Fund’s prospectus at least one week prior to the filing becoming effective.

Comment 2:    Is the Underlying Index available to the public and if so, please disclose where it is published (i.e., the website).

Response:        Yes, the Index Provider publishes a factsheet about the Underlying Index on its website at https://www.msci.com/equity-fact-sheet-search. The Trust notes that neither Form N-lA nor the exemptive relief granted to the Trust relating to the operation of the Fund contains a requirement to reference the website of an applicable underlying index, and therefore respectfully declines to make the requested change.

Securities and Exchange Commission

February 20, 2019

Comment 3:    If the expenses incurred indirectly by the Fund as a result of its investments in money market funds exceed 0.01 percent (one basis point) of average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 3(f) to Item 3 of Form N-1A.

Response:        The Trust respectfully submits that the Fund currently does not anticipate incurring AFFE in excess of 0.01% of the average net assets of the Fund. If, at a later date, it is determined that the Fund will incur AFFE in excess of 0.01%, the Trust will update the Fees and Expenses table in the prospectus accordingly. The Trust also does not expect to incur “Other Expenses” in excess of 0.01%.

Comment 4:    We believe it would be more beneficial if these risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk.    We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:        The Trust will consider making the change as part of its review of its complex-wide disclosures.

Comment 5:    We note that Asian Economic Risk and U.S. Economic Risk are discussed in the statutory prospectus, but not the summary prospectus. Should they be mentioned here or a citation be provided to the statutory prospectus?

Response:        The Trust notes that the Fund is principally exposed to the risks of investing in Japan, which is disclosed in the summary prospectus. The Trust further notes that the risks of investing in non-U.S. securities is also disclosed in the summary prospectus. In addition, the Trust believes that references to “Asian Economic Risk” under “Non-U.S. Securities Risk” and “Reliance on Trading Partners Risk” sufficiently puts investors on notice of additional risks of investing in Asia, the details of which are further disclosed in the statutory prospectus, and the reference to “U.S. Economic Risk” under “Reliance on Trading Partners Risk” sufficiently puts investors on notice of additional risks of investing in a country whose economy is heavily dependent upon trading with the U.S. This approach is consistent with the Trust’s past practice. For these reasons, the Trust respectfully declines to make the requested change.

Comment 6:    Please disclose that substitute dividends received by the Fund with respect to dividends paid on securities loaned out will not be qualified dividend income. If Fund shares are loaned out pursuant to a securities lending arrangement, Fund investors may lose the ability to treat Fund dividends paid while the shares are held by the borrower as qualified dividend income.

Securities and Exchange Commission

February 20, 2019

Response:        The Trust respectfully notes that this disclosure is currently included in the statutory prospectus under “Taxes on Distributions” and also in the Statement of Additional Information under “Lending Portfolio Securities.”

Comment 7:    We suggest that you add the following clarifying language about the ownership limits from the SAI to the statutory prospectus under the risk, “Threshold/Underinvestment Risk”:

“For example, in certain circumstances where the Fund invests in securities issued by companies that operate in certain regulated industries or in certain emerging or international markets, or is subject to corporate or regulatory ownership restrictions, or invests in certain futures or other derivative transactions, there may be limits on the aggregate and/or fund-level amount invested or voted by BlackRock for their proprietary accounts and for client accounts (including the Fund) that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause BlackRock, the Fund or other client accounts to suffer disadvantages or business restrictions.”

Response: The requested addition to the statutory prospectus has been made along with the additional changes indicated in bold.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Adithya Attawar

Michael Gung

Nicole Hwang

George Rafal

Curtis Tate